Louis Lehot T: +1 650 843 5949 llehot@cooley.com

October 16, 2014
VIA EDGAR AND FEDERAL EXPRESS
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ryan Adams
Susan Block

Re:	CHC Group Ltd.

Registration Statement on Form S-1
Filed September 22, 2014
File No. 333-198876
Dear Mr. Adams:
Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended, on behalf of our client, CHC Group Ltd. (the “Company”), is Amendment No. 1 to the Company’s registration statement on Form S-1 (“Amendment No. 1”). Amendment No. 1 updates the Company’s registration statement on Form S-1 (the “Registration Statement”) originally filed with the Securities and Exchange Commission (the “Commission”) on September 22, 2014 (Commission file no. 333-198876).
Amendment No. 1 is being submitted in response to comments received from the staff of the Commission (the “Staff”) by letter dated October 15, 2014, with respect to the Registration Statement (the “Comment Letter”). The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for your convenience. Except where otherwise indicated, page references in the text of the responses below correspond to the page numbers in Amendment No. 1.
Also enclosed, for the convenience of the Staff, is a copy of Amendment No. 1 marked to show changes from the Registration Statement.
Staff Clomments and Company Responses
Calculation of Registration Fee Table, cover page

1.
We note footnote 4 to the fee table, which indicates that you are registering an indeterminate number of ordinary shares or non-transferrable non-voting ordinary shares into which the convertible preferred shares may be converted. It also appears a formula is being used for the conversion rate of the preferred shares. As such, please revise to register a reasonable estimate of the number of ordinary shares or non-transferrable non-voting ordinary shares into which the convertible preferred shares may be converted. Refer generally to Compliance and Disclosure

3175 HANOVER STREET, PALO ALTO, CA 94304 T: (650) 843-5000 F: (650) 849-7400

U.S. Securities and Exchange Commission October 16, 2014 Page Two

Interpretations, Securities Act Rules, Question 213.01, available on our website, at www.sec.gov.
Response:     The Company advises the Staff that the Company has revised the first sentence of footnote 4 to the fee table on the cover page of Amendment No. 1 so that it reads “There are also registered 47,084,000 ordinary shares and non-transferable non-voting ordinary shares on a combined basis, which the Registrant estimates as the maximum number of ordinary shares and non-transferable non-voting ordinary shares on a combined basis, into which the convertible preferred shares may be converted.”
Exhibit Index, page 109

2.	Please file your exhibit 5.1 legality opinion and exhibit 8.1 tax opinion. We may have additional comments upon review.
Response:     The Company advises the Staff that Amendment No. 1 includes the Company’s legality opinion and tax opinion as Exhibit 5.1 and Exhibit 8.1, respectively.
* * * *

3175 HANOVER STREET, PALO ALTO, CA 94304 T: (650) 843-5000 F: (650) 849-7400

U.S. Securities and Exchange Commission October 16, 2014 Page Three

The Company requests the Staff’s assistance in completing the review of the Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding Amendment No. 1 or this response letter to Michael Tenta (telephone: (650) 843-5636; email: mtenta@cooley.com or the undersigned at (telephone: (650) 843-5949; email: llehot@cooley.com) of Cooley LLP, counsel to the Company.

Sincerely, /s/ Louis Lehot_____________________ Louis Lehot For Cooley LLP
cc:    Michael O’Neill, Esq.
Russ Hill, Esq.
Joan Hooper
Rebecca Camden
CHC Group Ltd.

Michael Tenta, Esq.
Alan Hambelton, Esq.
Cooley LLP

William E. Curbow, Esq.
Christopher May, Esq.
James Cross, Esq.
Simpson Thacher & Bartlett LLP

Kevin A. Rinker, Esq.
Uri Herzberg, Esq.
Phillip Voss, Esq.
Debevoise & Pimpleton LLP

Gary Miller
Ernst & Young LLP

3175 HANOVER STREET, PALO ALTO, CA 94304 T: (650) 843-5000 F: (650) 849-7400